Exhibit 99.5

ICI GENERAL COUNSEL AND COMPANY SECRETARY

Michael Herlihy will be retiring from ICI at the end of June 2005 after twenty six years service.

He will be succeeded as General Counsel, Company Secretary and Executive Vice President Mergers & Acquisitions by Andy Ransom, currently Group Vice President Mergers & Acquisitions. Andy has been with ICI for eighteen years and prior to his current role worked as General Counsel for ICI in the Americas as well as in a senior legal role for the Group, based in London.

John McAdam, Chief Executive, said “I would like to thank Michael for his outstanding contribution to ICI over the many years he has been with the Group, in particular through his contribution to the Executive Management Team as well as supervising the divestment programme. I am sorry that he has decided it is time for him to move on but am delighted to welcome Andy onto the Executive Management Team as his successor. Andy brings a wealth of experience to his new role, having successfully managed our recent divestments and gained broad experience as a General Counsel in the business.”

- Ends -

February 9, 2005